Beautiful Game, Inc.

FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

(unaudited)

BEAUTIFUL GAME, INC.

INDEX TO REPORT

December 31, 2020

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Chattanooga Football Club				
Balance Sheet				
For Years Ending				
Assets				
	December 31, 2020		December 31, 2019	
Current Assets				
Cash	352,131		99,715	
Accounts Receivable	26,775		33,608	
Other Current Assets	11,412		12,659	
Prepaid Assets	18,321		26,235	
Total Current Assets	408,640		172,217	
Property and equipment, net of accumulated depreciation $10,002 and $3,859	18,758		18,657	
Long Term Investments	100,000		-	
Intangible Assets, net of amortization $3,366	210,586		210,586	
Total Assets	737,984		401,460	
Liabilities				
Current Liabilities				
Accounts Payable	72,705		19,259	
Line of Credit	-		-	
Deferred Revenue	26,500		1,035	
Season Ticket Deposits	41,435		1,700	
Accrued liabilities	21,747		19,366	
	162,387		41,360	
Bridge Loan from Owners	450,000		-	
Total Liability	612,387		-	
Stockholder's Equity				
Common stock – no par value, 34,663 and 30,556 Issued and outstanding; 49,108 shares authorized	-		-	
Additional paid in capital	2,125,707		1,520,707	
Accumulated deficit	(2,000,110)		(1,160,607)	
Total Equity	125,597		360,100	
TOTAL LIABILITIES AND EQUITY	737,984		401,460	

Chattanooga Football Club			
Statement of Operations and Retained Earnings (and Accumulated Deficit)			
For Years Ending			
	December 31, 2020	December 31, 2019	
Sales	$452,470	$1,009,938	
Cost of Sales	377,198	757,397	
Gross Profits	75,271	252,541	
General and Administrative Expense	1,032,474	1,309,448	
Loss from Operations	(957,202)	(1,056,907)	
Other Income			
Interest Income	3,386	4,783	
SBA PPP Loan	89,500	-	
State Relief Funds	27,314	-	
Loss Before Income Taxes	(837,002)	(1,052,124)	
Income Taxes	2,501	3,118	
Net Loss	(839,503)	(1,055,242)	
Retained earnings -Beginning of year	(1,160,607)	(105,365)	
Retained earnings (accumulated deficit) - end of year	(2,000,110)	(1,160,607)	

Chattanooga Football Club
Statement of Operations

<u>For Years Ending</u>

	December 31, 2020		December 31, 2019	
Cash Flow From Operating Activity				
Net Loss	(839,503)		(1,055,242)	
Amortization				
Depreciation	6,143		3,858	
Changes in assets and liabilities:				
Changes in accounts receivable	6,833		(16,559)	
Changes in other current assets	9,160		8,023	
Changes in accounts payable	53,447		(27,690)	
Changes in other liabilities	67,580		(51,954)	
Total cash outflows from operating actives	(696,339)		(1,139,564)	
Cash Flows From Investing Activity				
Capital expenditures	(6,244)		(22,515)	
Purchase of Longterm Investments	(100,000)		-	
Intangible assets	-		-	
Total Cash outflow from Investing	(106,244)		(22,515)	
Cash Flows From Financing Activity				
Loan Repayment	-		(25,000)	
Bridge Loan	450,000		-	
Capital Paid In	605,000		872,751	
Total Cash inflows from financing	1,055,000		847,751	
Net Change in Cash	252,417		(314,328)	
Cash Beginning of the Year	99,715		414,043	
Cash - End of the Year	352,132		99,715	
Supplemental Disclosure Of Cash Flow Information				
Cash paid for Interest	-		426	
Cash paid for taxes	143		3,188	

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NOTE 1 –NATURE OF OPERATIONS

Beautiful Game, Inc. (the "Company") was incorporated as a C-corporation as of November 8, 2018 in the state of Tennessee. The Company manages a soccer team that competes in the National Independent Soccer Association. The National Independent Soccer Association is a third-tier American professional soccer league. The Company generates a bulk of its revenues through game ticket sales and team merchandise sales. The accompanying financial statement is presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Contingent Risk Regarding Cash Balances

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

From time to time the Company has on deposit, in institutions whose accounts are insured by the Federal Deposit Insurance Corporation (FDIC), funds that total in excess of the insured maximum. The at-risk amount is subject to significant fluctuations on a daily basis throughout the year. The Company does not believe it is exposed to any significant risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of amounts due from sponsorships. Management considers all trade receivables 30 days past due as delinquent. Interest is not charged on accounts considered delinquent. The Company has evaluated their receivables and does not believe an allowance for doubtful accounts is necessary.

Investments

Investments do not have a readily determined fair maker value and are held at cost.

Bridge Loan

Three club owners provided bridge funding in the amount of $450,000. The loan interest rate is 0.0% as of December 31, 2020.

Advertising and Promotion Costs

Advertising costs are expensed as incurred. During the year ended December 31, 2020 and period ending 2019 the Company incurred advertising expenses of $31,559 and $256,516, respectively.

Small Business Administration - Paycheck Protection Program

On April 29, 2020, the Company received loan proceeds in the amount of approximately $89,500 under the Paycheck Protection Program ("PPP"). The PPP was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). It provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company has used the proceeds for purposes consistent with the PPP. The Company believes that its use of the loan proceeds meets the conditions for the forgiveness of the loan, and the probability of not receiving forgiveness is remote.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Uncertain Tax Positions

The Company follows the guidance of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes, Accounting for Uncertainty in Income Taxes. ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company's evaluation was performed from inception through December 31,2020, for U.S. federal income tax and state income tax for Tennessee, the period which remains subject to examination by major tax jurisdictions as of December 31,2020.

Interest Expense

The Company recognizes interest expense at the earlier of when incurred or when paid, with certain exceptions.

Revenue Recognition

The Company's primary income is from the sale of tickets to sporting events, the sale of merchandise and sponsorship revenue. Revenue from the sale of tickets and merchandise is recognized at the time of sale. Sponsorship revenue is recognized pro-rata over the term of the sponsorship agreement.

Revenues from theme park ticket sales are recognized when the tickets are used. Revenues from annual pass sales are recognized ratably over the period for which the pass is available for use.

Merchandise licensing advances and guarantee royalty payments are recognized based on the contractual royalty rate when the licensed product is sold by the licensee. Non-refundable advances and minimum guarantee royalty payments in excess of royalties earned are generally recognized as revenue at the end of the contract period.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3–LINE OF CREDIT

The Company has a $30,000 line of credit agreement with First Bank. The line has a stated interest rate of 3.25 %. The balance on the line of credit as of December 31, 2020 was $0.

NOTE 4–COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims that arise in the normal course of business. Management believes that any liability it may incur would not have a material adverse effect on its financial condition or its results of operations.